Mail Stop 4561

April 29, 2010

Scott J. Yetter
President and Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, NJ 08619

> **Re:** **Voxware, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **File No. 000-021403**

Dear Mr. Yetter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief